FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 21, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	 No ☒

PRESS RELEASE

MTS ANNOUNCES THE APPOINTMENT OF A NEW DIRECTOR GENERAL OF UMC

MOSCOW, RUSSIAN FEDERATION – FEBRUARY 21, 2007 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THE APPOINTMENT OF MR. PAVEL PAVLOVSKY, VICE PRESIDENT OF MTS, AS THE NEW DIRECTOR GENERAL OF UMC.

UMC’s Supervisory Board has accepted Mr. Adam Wojacki’s resignation as Director General of UMC and Head of Business unit “MTS Ukraine” effective March 30, 2007. Mr. Pavel Pavlovsky, currently Head of Business unit “MTS Foreign Subsidiaries,” will succeed Mr. Wojacki as the new head of UMC and Business unit “MTS Ukraine.”

Mr. Wojacki, UMC’s Director General since October 2005, has decided to return to his native Poland upon expiration of his work contract to continue his career in that country’s telecommunications industry. “After six years as part of UMC’s management, Adam decided to go work in Poland, and we respect his wish. UMC is in excellent financial shape and is demonstrating high growth rates – an accomplishment attributable to Adam – and we are grateful to him for his work,” said, President and CEO of MTS, Mr. Leonid Melamed.

Mr. Pavlovsky has been with MTS since 2003. Since 2006, as Vice President and Head of Business unit “Foreign Subsidiaries”, he has supervised the operations of the Company’s subsidiaries in Ukraine (up until January 1, 2007, when UMC became a separate business unit), Uzbekistan and Turkmenistan, as well as our 49%-owned joint venture in Belarus. In particular, under his immediate direction, he implemented in 2006 the successful rebranding of MTS operations in three countries. Mr. Pavlovsky has been a member of UMC’s Supervisory Board since 2005.

Remarked Mr. Melamed: “The experience that Pavel gained at MTS as Head of Business unit “Foreign Subsidiaries” in the reorganization of MTS as a Group will help him implement UMC’s strategy that was approved by the Board of Directors of MTS in December 2006. He has demonstrated strong familiarity with the Ukrainian market throughout his tenure on UMC’s Supervisory Board. We are confident that Pavel will equal the task at hand.”

Commenting on his appointment Mr. Pavlovsky stated: “I am glad to have been chosen to this position, and I feel confident about the potential of MTS’ Ukrainian operations. UMC is a very strong company, and I will do my best to apply our strategy of strengthening our market positions while maintaining financial stability.”

Mr. Wojacki commented: “I am grateful to have played a role in the development of the Ukrainian wireless market, as it is one of the most dynamic markets in the world. I am saddened that I am leaving the Company, but feel that it is the right time to embark on a new career path with its own unique challenges. I wish Pavel all the best in his work and believe that he will continue the proud tradition of success of UMC.”

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WWW.MTSGSM.COM

Biographies

Mr. Pavel Pavlovsky was born in Leningrad in 1969. He graduated with honors from the Leningrad State University and received an MBA degree in 1999 from the INSEAD Business School. Prior to joining MTS in 2003, Mr. Pavlovsky worked for more than six years in consulting, specifically at A.T. Kearney in Moscow, as well as at Mercer Management Consulting in London. After joining MTS’ corporate development department in 2003, he participated in the implementation of the Company’s new organizational structure, including the development of its macro-regional structure. Subsequently, he headed a workgroup responsible for operations launches in the regions and rebranding of subsidiaries in Russia. From 2005, Mr. Pavlovsky worked as director of the department in charge of MTS’ foreign subsidiaries and member of UMC’s Supervisory Board. In the summer of 2006 he was appointed acting Vice President in charge of MTS’ foreign subsidiaries, from January 2007 Vice President, Head of Business unit “Foreign Subsidiaries.”

Adam Wojacki was born in Poland in 1964. He graduated with honors from the University of South Australia. Prior to joining MTS in 2001, Mr. Wojacki was marketing and sales director at ERA (a T-Mobile company), the largest GSM operator in Poland. He previously served as marketing director at Sun Microsystems Poland from 1996 to 1998. Mr. Wojacki also worked with the Australian Trade Commission (Austrade) in Sidney which he joined as export consultant in 1992 and later served as the Austrade trade commissioner in Frankfurt from 1993 to1996. Adam Wojacki joined MTS in 2001 as Deputy Director General and Marketing and Sales Director for UMC, MTS’ 100%-owned subsidiary in Ukraine. In October 2005, he was appointed Director General of UMC.

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For further information, please contact:
Mobile TeleSystems, Moscow	Investor
Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 73.41 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

		By:	Leonid Melamed
			Name:	Leonid Melamed
			Title:	CEO

Date:	February 21, 2007